IDEAS THAT COMMUNICATE

June 29, 2010

Larry Spirgel
Assistant Director
United States
Securities and Exchange Commission
Washington, D.C. 20549

RE:      Teltronics, Inc.
Form 10-K for the Year Ended December 31, 2009
Filed March 24, 2010

Form 10-Q for the period ended March 31,2 010
Filed May 17, 2010

File No. 000-17893

Supplemental Response filed May 28, 2010

Dear Mr. Spirgel:

We have received your supplemental response dated June 3, 2010.  We understand that the purpose of the review is to assist us in complying with applicable disclosure requirements and are providing a response to your request for additional information concerning our Form 10-K for the Year Ended December 31, 2009 and Form 10-Q for the first quarter Ended March 31 2010.

Item 7. Management’s Discussion and Analysis of Financial Condition, page 11:

1.
Teltronics, Inc. reviewed its 10-K and 10-Q disclosures under Item 7, Management’s Discussion and Analysis of Financial Condition (“MD&A”) and respectfully points out that the Company has included an MD&A section in both its 10-K and 10-Q for the first quarter ended March 31, 2010.

As stated in its 10-K:  “The Company’s management implemented plans during 2008 to increase gross margin and decrease operating costs.  These plans were successful and the Company continues to see efficiencies in operating expenses due to the cuts made in 2008.  The Company has plans to continue its efforts to increase sales and gross profits to ensure it is successful in meeting all the financial covenants associated with the Company’s credit facility as described in Note 6.  Should these plans not meet management’s objectives the Company may need to raise additional funds through debt or equity offerings.  There can be no assurance as to the availability of any needed funding and, if available, that the source of funds would be available on terms and conditions acceptable to management.”

As stated in the first quarter 10-Q:  “The Company’s management implemented plans during 2008 to increase gross margin and decrease operating costs.  These plans were successful during 2009 and the Company is continually looking for further efficiencies in operating expenses to manage profitability.  The Company has plans to continue its efforts to increase sales and diversify its customer base.  The Company is currently in the process of seeking alternate financing as well as obtaining additional capital which will strengthen its working capital and give the Company funds to market its current product line to increase revenues.  There are no assurances that the Company will be successful in obtaining alternate financing or raising additional capital.”

Responsive to your specific questions regarding the MD&A, the Company will include the following in its future filings:

1.           A caption at the end of each MD&A titled “General” to include the Company’s general statements and analysis of the Company’s current and future operations and financial condition.

2.           The MD&A will include the level of detail that may have been included with respect to any press release with respect to past and future operations during the period being reported.

2.
The disclosure in Form 10-K regarding the rights of the holders of the Series B Preferred Stock to elect a majority of the Board of Directors states that the rights apply only if “the Company is in arrears on four quarterly dividend payments….”  Enclosed for your information is a copy of Section 4 of the Certificate of Designations Establishing the Series B Preferred Stock filed with the Secretary of State of the State of Delaware on February 24, 1998.  Paragraph 4 ( c ) of the Certificate of Designations makes clear that dividend arrears are considered only if “any such dividend has not been paid in full.” Historical dividend arrears are not considered unless unpaid in full.  The practice since inception of never having more than three quarterly dividends not paid at any time reflects the likelihood that the Company will not have four quarterly dividends not paid in full at any time. A representative of the Series B Preferred is and has been a member of the Board of Directors since November 2005 and has never expressed a contrary interpretation of paragraph 4 (c) of the Certificate of Designations.

3.
The Series C Preferred Stock is held by an entity controlled by three members of the Board of Directors and deferment of payment of dividends under the Series C Preferred Stock has been extended to the Company by the holder in each of the years the Series C Stock has been held by the entity.  Discussions have been held with the holder of the Series C Preferred Stock with respect to continued future deferrals of dividends until such time as the Company may be able to restructure or redeem the Series C Preferred Stock with no assurance that the Company will be able to secure the financing that would be required in order to redeem the Series C Preferred Stock in whole or in part.

Sincerely,

/s/ Ewen R. Cameron
Ewen R, Cameron
Chief Executive Officer
Teltronics, Inc.

cc:           John N. Blair, Esq.

ATTACHMENT

Section 4 of the Certificate of Designations
Establishing the Series B Preferred Stock
filed with the Secretary of State
of the State of Delaware on February 24, 1998.

05 09:18 From-Blair & Roach 716-834-9197 T-321 P.003 F-711

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 11:00 AM 02/24/1998
981070714 – 2187626

CERTIFICATE OF DESIGNATIONS
ESTABLISHING SERIES OF SHARES
OF
TELTRONICS, INC.

TO THE SECRETARY OF STATE OF DELAWARE:

PURSUANT TO THE PROVISIONS OF SECTION § 151 OF THE DELAWARE GENERAL CORPORATION LAW (THE DGCL), THE UNDERSIGNED CORPORATION SUBMITS THIS CERTIFICATE FOR THE PURPOSES OF ESTABLISHING AND DESIGNATING A SERIES OF SHARES AND FIXING AND DETERMINING THE RELATIVE RIGHTS AND PREFERENCES THEREOF:

1. THE NAME OF THE CORPORATION IS TELTRONICS, INC.

2. THE FOLLOWING RESOLUTION ESTABLISHING AND DESIGNATING A SERIES OF SHARES AND FIXING AND DETERMINING THE RELATIVE RIGHTS AND PREFERENCES THEREOF WAS DULY ADOPTED BY THE BOARD OF DIRECTORS OF TELTRONICS, INC. (THE CORPORATION) AT A MEETING OF THE DIRECTORS HELD ON 2/16/98.

RESOLVED, THAT PURSUANT TO THE POWERS EXPRESSLY DELEGATED TO THE BOARD OF DIRECTORS BY ARTICLE FOURTH, SUBPARAGRAPH (D) OF THE RESTATED CERTIFICATE AND PURSUANT TO SECTION 151 OF THE DGCL, THE BOARD OF DIRECTORS OF THE CORPORATION HEREBY ESTABLISHES AND DESIGNATES A SERIES OF PREFERRED STOCK AND FIXES AND DETERMINES AS SET FORTH HEREIN THE RELATIVE RIGHTS AND PREFERENCES THEREOF AS FOLLOWS:

SECTION 1. DESIGNATION. THERE SHALL BE ESTABLISHED A SERIES OF PREFERRED STOCK, WHICH SHALL CONSIST OF 25,000 SHARES OF THE AUTHORIZED PREFERRED STOCK AND SHALL BE DESIGNATED SERIES B CONVERTIBLE PREFERRED STOCK (HEREIN REFERRED TO AS THE "SERIES B PREFERRED STOCK")

1

(c) Whenever the distribution provided for in this Section 3 shall be paid in property other than cash, the value of such distribution shall be the fair value thereof determined in good faith by the Board of Directors of the Corporation.

Section 4. Voting Rights.

(a) Except as otherwise required by law, or as specifically provided herein, the holders of Series B Preferred Stock shall have full voting rights and powers, and the holders of shares of Series B Preferred Stock shall vote together with the holders of Common Stock and Series A Preferred Stock as a single class on all matters submitted to a vote of the stockholders of the Corporation; provided, however, that solely with respect to the right to elect and remove directors, the holders of Series B Preferred Stock shall not be entitled to vote pursuant to this Section 4(a), but the provisions of Section 4(b) and (c) shall govern the rights of the holders of Series B Preferred Stock with respect to the election or removal of directors. In any vote pursuant to the preceding sentence, each holder of Series B Preferred Stock shall be entitled to that number of votes equal to the number of shares of Common Stock which would be issuable upon conversion of such shares of Series B Preferred Stock, as provided in Section 5(a) hereof (the "As Converted Number of Shares") of such holder (with fractional shares rounded up or down to the nearest whole number) at the record date for the determination of stockholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited. The holders of the Series B Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation.

(b) The holders of the Series B Preferred Stock, voting separately as one class, shall have the exclusive and special right at all times to elect one (1) director (the "Preferred Director") to the Board of Directors of the Corporation provided, however, that so long as any shares of Series B Preferred Stock are outstanding, the Board of Directors shall not consist of more than five (5) members. The Preferred Director shall be elected by the vote of the holders of a majority, and removed by the vote of the holders of two-thirds (2/3), of the shares of Series B Preferred Stock then outstanding. The right of holders of the Series B Preferred Stock contained in this Section 4(b) may be exercised either at a special meeting of the holders of Series B Preferred Stock or at any annual or special meeting of the stockholders of the Corporation, or by written consent of such holders in lieu of a meeting. Upon the written request of the holders of record of at least a majority of the Series B Preferred Stock then outstanding, the Secretary of the Corporation shall call a special meeting of the holders of Series B Preferred Stock for the purpose of (i) removing any Preferred Director elected pursuant to this Section 4(b) and/or (ii) electing a director to fill a vacancy of the directorship authorized to be filled by the holders of Series B Preferred Stock pursuant to this Section 4(b). Such meeting shall be held at the earliest practicable date.

At any meeting held for the purpose of electing or removing a Preferred Director, the presence, in person or by proxy, of the holders of record of a majority of the Series B Preferred Stock then outstanding shall be required to constitute a quorum of the Series B Preferred Stock for such election.

A vacancy in the directorship to be elected by the holders of Series B Preferred Stock pursuant to this Section 4(b) may be filled only by vote or written consent in lieu of a meeting of the holders of a

150142.04 371 0011

4

majority of the shares of Series B Preferred Stock then outstanding and may not be filled by the remaining directors.

(e) If and whenever four (4) quarterly dividends (whether or not consecutive) payable on the Series B Preferred Stock shall be in arrears (which shall, with respect to any such quarterly dividend, mean that any such dividend has not been paid in full), whether or not earned or declared, the number of directors then constituting the Board of Directors shall be increased to a number which allows for holders of the Series B Preferred Stock to elect a majority of the entire Board of Directors at a special meeting of stockholders called as hereinafter provided. Whenever all arrears in dividends on the Series B Preferred Stock (together with interest on dividends in arrears pursuant to Section 2(d) above) shall have been paid and dividends thereon for the current quarterly dividend period shall have been paid or declared and set apart for payment, then the right of the holders of the Series B Preferred Stock to elect such additional directors shall cease (but subject always to the same provision of the vesting of such special voting rights in the case of any similar future arrearages in four (4) quarterly dividends), and the terms of office of all persons elected as additional directors by the holders of the Series B Preferred Stock pursuant to this Section 4(e) shall forthwith terminate and the number of the Board of Directors shall be reduced accordingly. At any time after such additional voting power shall have been so vested in the holders of the Series B Preferred Stock, the Secretary of the Corporation may, and upon the written request of any holder of Preferred stock (addressed to the Secretary at the principal office of the Corporation) shall, call a special meeting of the holders of the Series B Preferred Stock for the election of the additional directors to be elected by them as herein provided, such call to be made by notice similar to that provided in the Bylaws of the Corporation for a special meeting of the stockholders or as required by law. If any such special meeting required to be called as above provided shall not be called by the Secretary within twenty (20) days after receipt of any such request, then any holder of Series B Preferred Stock may call such meeting, upon the notice above provided, and for that purpose shall have access to the stock books of the Corporation. The additional Preferred Directors elected at any special meeting shall hold office until the next annual meeting of the stockholders or special meeting held in lieu thereof if such office shall not have previously terminated as above provided. If any vacancy shall occur among the additional Preferred Directors, a successor shall be elected by the Board of Directors, upon the nomination of the then remaining Preferred Directors or the successor of such remaining directors, to serve until the next annual meeting of the stockholders or special meeting held in place thereof if such office shall not have previously terminated as above provided.

Section 5. **Conversion Rights.** The holders of the Series B Preferred Stock shall have the following conversion rights:

(a) **Right to Convert.** Each share of Series B Preferred Stock shall be convertible at any time, and from time to time, at the option of the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing One Hundred Dollars ($100.00) (the "Numerator") by the Conversion Price (as defined below) in effect at the time of conversion. The conversion price at which shares of Common Stock shall be deliverable upon conversion of Series B Preferred Stock without the payment of additional consideration by the holder thereof (the "Conversion Price") initially shall be Two and 75/100 Dollars ($2.75). Such initial Conversion Price, and the rate at which shares of Series B Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below. The conversion rights of the holders of Series B Preferred Stock shall terminate (i) in the event of a liquidation of the Corporation, at

120145 01 5731 2011

5